WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON
HERBERT M. WACHTELL
LAWRENCE B. PEDOWITZ
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
MEYER G. KOPLOW
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ERIC M. ROTH
ANDREW R. BROWNSTEIN
MICHAEL H. BYOWITZ
PAUL K. ROWE
MARC WOLINSKY
DAVID GRUENSTEIN
STEVEN A. ROSENBLUM
STEPHANIE J. SELIGMAN
JOHN F. SAVARESE
SCOTT K. CHARLES
DAVID S. NEILL

JODI J. SCHWARTZ
ADAM O. EMMERICH
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
MICHAEL J. SEGAL
DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
DAVID M. MURPHY
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)

OF COUNSEL

WILLIAM T. ALLEN
PETER C. CANELLOS
DAVID M. EINHORN
KENNETH B. FORREST
THEODORE GEWERTZ
MAURA R. GROSSMAN
RICHARD D. KATCHER
THEODORE A. LEVINE
DOUGLAS K. MAYER
ROBERT B. MAZUR
PHILIP MINDLIN

ROBERT M. MORGENTHAU
BERNARD W. NUSSBAUM
ERIC S. ROBINSON
PATRICIA A. ROBINSON*
LEONARD M. ROSEN
MICHAEL W. SCHWARTZ
ELLIOTT V. STEIN
WARREN R. STERN
PATRICIA A. VLAHAKIS
AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN
AMANDA K. ALLEXON
LOUIS J. BARASH
DIANNA CHEN
ANDREW J.H. CHEUNG
PAMELA EHRENKRANZ
KATHRYN GETTLES-ATWA

PAULA N. GORDON
NANCY B. GREENBAUM
MARK A. KOENIG
J. AUSTIN LYONS
SABASTIAN V. NILES
AMANDA N. PERSAUD
JEFFREY A. WATIKER

MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
DAVID A. SCHWARTZ
JOHN F. LYNCH
WILLIAM SAVITT
ERIC M. ROSOF
MARTIN J.E. ARMS
GREGORY E. OSTLING
DAVID B. ANDERS
ADAM J. SHAPIRO
NELSON O. FITTS
JEREMY L. GOLDSTEIN
JOSHUA M. HOLMES

DAVID E. SHAPIRO
DAMIAN G. DIDDEN
ANTE VUCIC
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C.CHEN
GORDON S. MOODIE
DONGJU SONG
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN

July 25, 2014

VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549-3628

> **Re: Darden Restaurants, Inc.**
> **Current Report on Form 8-K**
> **Filed June 30, 2014**
> **File No. 001-13666**

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation ("Darden" or the "Company"), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the "Staff") of the Securities and Exchange Commission (the "SEC" or "Commission") that were set forth in the Staff's letter, dated July 10, 2014, with respect to certain statements contained in the Current Report on Form 8-K filed by Darden with the SEC on June 30, 2014 (the "Materials"). For the Staff's convenience, the text of the Staff's comments is set forth

W/2312558

WACHTELL, LIPTON, ROSEN & KATZ

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
July 25, 2014
Page 2

below in bold followed in each case by the response. Certain responses are being provided pursuant to confidential treatment requests and via supplemental submissions to the Staff.

> **1.   Please refer to Exchange Act Rule 14a-1(l), which sets forth the definition of "solicitation", which would include written communications that are used to effect a solicitation. In Exhibit 99.1, the filing persons set forth risk factors, which include statements regarding the potential contested annual meeting, the shareholder proponents and possible consequences relating to a change of control. It would appear that such statements fall within the definition set forth in Rule 14a-1(l) and should be filed as soliciting materials pursuant to Rule 14a-12. Please file the materials under cover of Schedule 14A or advise.**

The Company acknowledges the Staff's comment and has filed the risk factors as soliciting materials pursuant to Rule 14a-12. We respectfully direct the Staff to our filing on DEFA14A filed with the Commission on July 14, 2014.

> **2.   Please see our comment above. Please confirm your understanding that you are required to assess whether each written communication leading up to the annual meeting is soliciting material, which would need to be filed under cover of Schedule 14A. Refer generally to the Proxy Rules & Schedule 14A, July 2001 Third Supplement/Compliance & Disclosure Interpretations at D.1.available at http://www.sec.gov/interps/telephone/phonesupplement3.htm.**

The Company acknowledges the Staff's comment and confirms its understanding that the Company is required to assess whether each written communication leading up to the annual meeting is soliciting material, which would need to be filed under cover of Schedule 14A.

*   *   *

The Company has authorized us to advise the Staff that it acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WACHTELL, LIPTON, ROSEN & KATZ

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
July 25, 2014
Page 3

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1366.

Very truly yours,

Sabastian V. Niles

Sabastian V. Niles

Enclosures

cc: Teresa M. Sebastian, Esq.
Senior Vice President, General Counsel and Corporate Secretary, Darden Restaurants, Inc.

Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz